PILLSBURY WINTHROP SHAW PITTMAN LLP

2550 Hanover Street

Palo Alto, CA 94304

Tel: (650) 233-4500

Fax: (650) 233-4545

January 7, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Coursera, Inc.—Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Coursera, Inc. (the “Registrant”), transmitted herewith for confidential submission to the Securities and Exchange Commission under the Securities Act of 1933, as amended, is one copy of the Registrant’s draft Registration Statement on Form S-1, together with the exhibits thereto (except for exhibits that will be filed by amendment).

Please direct any questions or information regarding this filing to the undersigned at (650) 233-4564 or Alexandra F. Calcado (212) 858-1108.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:    Alexandra F. Calcado